UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 Route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

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Alcatel-Lucent Reports Q1 2016 revenues

Paris, May 10, 2016 - Alcatel-Lucent reports revenues for Q1 2016 in the context of its combination with Nokia. Revenues for the quarter were Euro 3,017 million, a decrease of 7% compared to the year ago quarter.

From the first quarter 2016, Alcatel-Lucent has aligned its reporting structure with Nokia’s, under two reportable segments for the Networks business: (i) Ultra Broadband Networks comprising Mobile Networks and Fixed Networks business groups, (ii) IP Networks and Applications comprising IP/Optical Networks and Applications & Analytics business groups. Group Common and Other makes-up a third segment, composed of businesses run as separate operations (Alcatel Submarine Networks and RFS), Bell Labs operating expenses as well as certain corporate-level and centrally managed functions. For comparison purposes, Alcatel-Lucent has also recast its Q1 2015 and Q4 2015 revenues according to these reporting segments.

Key numbers for the first quarter 2016 (unaudited)

Group revenues (In Euro million)	First quarter 2016	First quarter 2015	Change y-o-y (actual)	Change y-o-y (constant)	Fourth quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
Total Networks	2,769	3,012	-8%	-8%	3,899	-29%	-29%
Ultra Broadband Networks	1,588	1,892	-16%	-16%	2,307	-31%	-31%
Mobile Networks	992	1,386	-28%	-29%	1,641	-40%	-39%
Fixed Networks	596	506	18%	19%	666	-11%	-10%
IP Networks and Applications	1,181	1,120	5%	6%	1,592	-26%	-25%
IP/Optical Networks	991	914	8%	9%	1,297	-24%	-23%
Applications & Analytics	190	206	-8%	-7%	295	-35%	-35%
Common Group and Other*	248	223	11%	1%	262	-5%	-3%
Total Group revenues	3,017	3,235	-7%	-7%	4,161	-27%	-27%

    *including Technologies

Commenting on the first quarter, Philippe Camus, Chairman and CEO of Alcatel-Lucent, said: “Following the strength experienced in Q4 2015, and in the context of the integration with Nokia, Alcatel-Lucent delivered a respectable performance in Q1 2016. In a challenging wireless infrastructure market, we believe Q1 decline in Mobile Networks primarily reflected the timing of projects, which was affected by the focus placed on quickly aligning future portfolio roadmaps with top customers, rather than a loss of footprint. From this perspective, we are encouraged by the progress achieved thus far, and we are confident that the integration process is moving forward according to plan.”

HIGHLIGHTS OF Q1 2016

Revenues highlights

•	On a Group level, revenues in Q1 2016 totaled Euro 3,017 million, a decrease of 7% year-over-year both at actual and constant currencies.

•

Networks revenues totaled Euro 2,769 million, a decrease of 8% year-over-year both at actual and constant currencies. Within Networks, growth in IP Networks and Applications was more than offset by the decline in Ultra Broadband Networks.

•

Ultra Broadband Networks revenues were Euro 1,588 million in Q1 2016, a 16% decline year-over-year both at actual and constant currencies. This decline was primarily driven by Mobile Networks, which experienced lower levels of activity notably with certain North American customers. Fixed Networks posted solid double digit growth led by continued positive trends in vectoring.

•

IP Networks and Applications revenues were Euro 1,181 million in Q1 2016, growing 5% year-over-year at actual rates and 6% at constant currencies. Growth in IP Networks and Applications was driven by strength in the IP/Optical Networks business, itself reflecting growth in both Optical Networks and to a lesser extent IP Routing. Applications & Analytics decreased year-on-year primarily due to the timing of projects, as well as the absence of net sales related to a large implementation, which was completed in the first quarter 2015.

•

Group Common and Other revenues totaled Euro 248 million, increasing by 11% year-over-year at actual rates and by 1% at constant currencies, reflecting growth in Alcatel Submarine Networks offset by a decline in RFS.

Key Events

•

Qualcomm notified the Group that they were exercising their right to terminate one of the two license agreements (that were signed on April 1, 2015) with immediate effect upon the closing of the Nokia Offer. Pursuant to the license agreement, Qualcomm had the right to terminate the license agreement upon a change of control. The termination resulted in the acceleration of all remaining unpaid quarterly royalty payments of Euro 274 million in the first quarter. The full carrying amount of the patent rights recognized in “other intangible assets” has been impaired for Euro 288 million in the first quarter.

•	Alcatel-Lucent terminated the Euro 504 million revolving credit facility entered into on December 17, 2013 with a syndicate of twelve international banks, which had remained undrawn.

•	Alcatel-Lucent repaid the Euro 190 million remaining outstanding under its 8.50% Senior Notes, on the maturity date of these notes.

•

In connection with the success of the initial Nokia Offer, Alcatel-Lucent USA Inc. exercised its option to redeem early in full the entire outstanding $700 million principal amount of its 6.750% Senior Notes due 2020, the entire outstanding $500 million principal amount of its 8.875% Senior Notes due 2020 and the entire outstanding $650 million principal amount of its 4.625% Senior Notes due 2017, in accordance with the terms of the Notes and of the respective Indentures.

•

Nokia and Alcatel Lucent USA Inc. entered into a US$ 2 billion Revolving Liquidity Support Facility, divided in the following three tranches: Facility A, for US$ 686 million, with a maturity date of June 30, 2017; Facility B for US$ 546 million, with a maturity date of December 31, 2019; and Facility C, for US$ 768 million, with a maturity date of November 15, 2020. This Facility was available for the financing of the redemption of 2017 and 2020 Senior Notes, and is also available for the general purposes of the Alcatel Lucent Group. This Revolving Liquidity Support Facility has been fully drawn.

•

Nokia Corporation and Alcatel-Lucent Participations entered into a Euro 1 billion Revolving Credit Facility for a two-year term. This Revolving Credit Facility is available for the general purposes of Alcatel-Lucent Participations. To-date, Euro 250 million of this Revolving Credit Facility has been drawn.

•

In accordance with Nokia’s Capital Structure Optimization Program announced in October 2015, the planned reduction in the sale of receivables of approximately Euro 1 billion was completed in Q1 2016. This was fully compensated from a liquidity standpoint by the Euro 1 billion Revolving Credit Facility provided by Nokia, the terms of which translate in a net reduction in financial expenses for Alcatel-Lucent.

•

Following the announcement by the AMF of the results of the reopened Nokia Offer, and the conversion by Nokia of all the OCEANE 2018 it held less than 15% of the OCEANE 2018 initially issued remained outstanding. Consequently, and pursuant to the prospectus of the 2018 OCEANE, Alcatel-Lucent informed the holders of OCEANE 2018 that the Group would redeem at par plus accrued and unpaid interest all of the outstanding OCEANE 2018. The redemption was completed on March 21, 2016.

•

Subsequent to the Nokia Offer, Alcatel-Lucent Board of Directors resolved to terminate its ADS program. Notice of the termination of the ADS program was provided by JPMorgan Chase Bank N.A. to holders of ADSs evidenced by the Alcatel Lucent ADRs on January 26, 2016. The deposit agreement terminated on February 24, 2016. The option for holders of ADRs representing ADSs to surrender their ADRs to the Depositary in exchange for Alcatel-Lucent ordinary shares expired on April 25, 2016.

•

Following the acquisition of a majority of the shares in Alcatel-Lucent by Nokia, Alcatel-Lucent is implementing its integration plan with Nokia, which includes product portfolio decisions and the application of the Master Services Agreement between Nokia and Alcatel-Lucent. The combination will reduce the uncertainty in Alcatel-Lucent’s Wireless business, especially on the scale and capacity of Alcatel-Lucent to market 5G solutions, as well as serve its large customers in the United States. As a result, the Group is in the process of assessing the impact on tax attributes carried forward and the recoverability of significant tax losses. Alcatel-Lucent expects the assessment to be completed and reflected in its accounts for the first six months of 2016, ended June 30, 2016.

GEOGRAPHICAL INFORMATION

From the first quarter 2016, Alcatel-Lucent has aligned its geographic reporting structure with Nokia’s, under six regions: Asia-Pacific, Europe, Greater China, Latin America, Middle East & Africa and North America. For comparison purposes, Alcatel-Lucent has also recast its Q1 2015 and Q4 2015 revenues according to this geographical structure.

Geographic breakdown of revenues (In Euro million)	First quarter 2016	First quarter 2015	Change y-o-y (actual)	Fourth quarter 2015	Change q-o-q (actual)
Asia-Pacific	358	311	15%	425	-16%
Europe	754	738	2%	971	-22%
Greater China	197	275	-28%	477	-59%
Latin America	184	131	40%	327	-44%
Middle East & Africa	171	217	-21%	242	-29%
North America	1,353	1,563	-13%	1,719	-21%
Total group revenues	3,017	3,235	-7%	4,161	-27%

On a geographical basis, North America revenues declined 13% year-over-year to Euro 1,353 million, impacted by lower levels of activity with certain customers, notably within Mobile Networks. Asia-Pacific revenues totaled Euro 358 million, an increase of 15% year-over-year. Europe revenues were Euro 754 million, representing a 2% increase year-over-year. Revenues in Greater China totaled Euro 197 million, a decrease of 28% compared to the year-ago period.

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Notes

The Board of Directors of Alcatel-Lucent met on May 7, 2016, examined the Group’s unaudited consolidated financial statements at March 31, 2016.

Upcoming events

June 21: AGM

August 4: Second quarter results

About Alcatel-Lucent

Alcatel-Lucent has joined Nokia following successful exchange of shares, creating an innovation leader in next-generation technology and services for an IP connected world.

Questions from Journalists or sponsorship inquiries can be sent to our press office:

press.services@nokia.com.

Visit Nokia.com for more information.

FORWARD-LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent. Words such as “will,” “expect,” “look to,” “anticipate,” “target,” “project,” “intend,” “guidance”, “maintain”, “plan,” “believe,” “estimate,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” “expansion”, “adoption”, “on track”, “turnaround”, variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad worldwide trends not within our control, locally specific events that may have an impact on our overall activities, as well as the timing of closing and expected benefits from the contemplated combination with Nokia and the impact of each of such operation on sales and income. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand and market trends being as expected (in particular for those where we have decided to focus our resources), our ability to diversify our customer base, reach the targeted levels of cash flow generation, achieve the planned fixed cost savings. Actual outcomes may also differ materially, particularly in light of our acquisition by Nokia and the resulting impact it will have on our headcount, organization, product mix, site rationalization, contracts and markets. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need as well as our ability to efficiently source components when demand increases, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations, our ability to avoid unexpected contributions to such plans, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2015, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission, and in particular those concerning the planned combination with Nokia. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 10, 2016	Alcatel Lucent

	By:	/s/ Olivier Durand
	Name:	Olivier Durand
	Title:	Chief Financial Officer